Invitae Corporation

1400 16th Street

San Francisco, CA 94103

April 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie

Re:	Invitae Corporation – Registration Statement – Form S-3

File No. 333-270661

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invitae Corporation (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-270661) (the “Registration Statement”) be declared effective on April 21, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf. The Registrant hereby also authorizes Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

INVITAE CORPORATION

By:	/s/ Thomas R. Brida
Thomas R. Brida
General Counsel, Chief Compliance Officer and Secretary

cc:	Mike Hird, Pillsbury Winthrop Shaw Pittman LLP

Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP